Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in thousands of U.S. dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING – CANADA

Management is responsible for the preparation and fair presentation of the consolidated financial statements and other financial information relating to International Royalty Corporation (the “Company” or “IRC”) included in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

PricewaterhouseCoopers LLP, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements. Their examination is conducted in accordance with generally accepted Canadian auditing standards and includes tests and other procedures which allow the auditors to report whether the consolidated financial statements prepared by management are presented fairly, in all material respects in accordance with generally accepted Canadian accounting principles.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and for reviewing and approving the consolidated financial statements. In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three directors not involved in the daily operations of the Company.

The Audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements and annual report to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Company's consolidated financial statements.

(signed) Douglas B. Silver
Chairman and Chief Executive Officer

(signed) Ray Jenner
Chief Financial Officer and Secretary

March 10, 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING – US

The management of International Royalty Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation.

(signed) Douglas B. Silver
Chairman and Chief Executive Officer

(signed) Ray Jenner
Chief Financial Officer and Secretary
March 10, 2008

Independent Auditors’ Report

To the Shareholders of International Royalty Corporation

We have completed an integrated audit of International Royalty Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007, and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of International Royalty Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statement of operations and comprehensive income, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited International Royalty Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 10, 2008

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for financial instruments as described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 10, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when its properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 10, 2008

International Royalty Corporation
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in thousands of U.S. dollars)

	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	12,742	11,575
Restricted cash (note 3)	969	354
Royalties receivable	10,309	7,751
Prepaid expenses and other current assets	173	292
	24,193	19,972
Royalty interests in mineral properties, net (note 3)	333,739	240,168
Investments (note 4)	7,244	-
Furniture and equipment, net	119	153
Other long-term assets (notes 5 and 10)	19,187	2,438
	384,482	262,731
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,852	2,072
Income taxes	9,854	-
Future income taxes	4,850	-
	16,556	2,072
Senior secured debentures (note 7)	26,595	22,028
Future income taxes (note 8)	45,652	64,148
	88,803	88,248
Shareholders’ Equity (note 9)
Common shares
Authorized
Unlimited common shares without par value
Issued
78,476,856 (2006 - 58,008,448) common shares	275,450	166,173
Contributed Surplus	8,525	5,985
Retained earnings	11,531	2,325
Accumulated other comprehensive income	173	-
	295,679	174,483
	384,482	262,731

Nature of operations (note 1)
Commitments and contingencies (note 3)
Subsequent events (note 15)

Approved by the Board of Directors

(signed) Douglas B. Silver	Director	(signed) Rene G. Carrier	Director

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Operations and Other Comprehensive Income

(expressed in thousands of U.S. dollars)

		Year ended December 31,

	2007	2006	2005
	$	$	$
Revenues
Royalty revenues	49,857	20,346	425
Other (note 4)	849	-	-

	50,706	20,346	425

Expenses
Amortization	10,996	6,005	363
Business development	2,585	534	263
General and administrative (notes 9 and 10)	6,325	5,360	7,272
Impairment of royalty interests in mineral
properties (note 3)	2,142	358	64
Royalty taxes	9,532	3,812	-

	31,580	16,069	7,962

Earnings (loss) from operations	19,126	4,277	(7,537)

Other income (expense)
Foreign currency gain (loss) (note 2)	(6,206)	351	(85)
Interest expense (note 11)	(3,750)	(2,338)	(1,826)
Interest income	494	332	374

	(9,462)	(1,655)	(1,537)

Earnings (loss) before income taxes	9,664	2,622	(9,074)

Income taxes (note 8)
Current income tax expense	(8,812)	-	-
Recovery of future income tax	10,381	9,056	579
	1,569	9,056	579

Net earnings (loss)	11,233	11,678	(8,495)

Other comprehensive income
Unrealized gain on available-for-sale
investments, net of taxes of $30	173	-	-

Total comprehensive income	11,406	11,678	(8,495)

Basic and diluted earnings (loss) per share	0.16	0.20	(0.17)

Basic weighted average shares outstanding	68,249,204	57,307,592	49,903,355

Diluted weighted average shares outstanding	70,056,532	58,086,569	49,903,355

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Shareholders’ Equity

(expressed in thousands of U.S. dollars, except number of shares amounts)

					Accumulated
				(Deficit)	other	Total
			Contributed	retained	comprehensive	shareholders’
	Common shares		surplus	earnings	income	equity
	Number	Amount
		$	$	$	$	$
Balance at December 31, 2004	5,849,433	2,058	1,558	(858)	-	2,758
Shares issued in connection with the IPO (net of
issuance costs)	37,790,698	124,253	-	-	-	124,253
Shares issued in connection with the Unit Offering
(net of issuance costs) (note 9)	1,395,360	4,588	-	-	-	4,588
Shares issued for the purchase of royalty interests in
mineral properties (note 3)	8,896,895	31,015	-	-	-	31,015
Exercise of special warrants	2,858,000	1,478	(1,478)	-	-	-
Shares issued for services	2,249	8	-	-	-	8
Shares issued into escrow (note 7)	218,023	760	-	-	-	760
Stock options	-	-	4,992	-	-	4,992
Warrants exercised	16,910	16	(1)	-	-	15
Loss	-	-	-	(8,495)	-	(8,495)

Balance at December 31, 2005	57,027,568	164,176	5,071	(9,353)	-	159,894
Stock options	-	-	960	-	-	960
Warrants exercised	980,880	1,997	(46)	-	-	1,951
Earnings	-	-	-	11,678	-	11,678

Balance at December 31, 2006	58,008,448	166,173	5,985	2,325	-	174,483
Warrants exercised	1,694,408	6,973	(315)	-	-	6,658
Unit offering, net of expenses and tax impact	8,334,000	34,831	1,565	-	-	36,396
Exercise of stock options	40,000	227	(65)	-	-	162
Offering, net of expenses and tax impact	10,400,000	67,246	-	-	-	67,246
Stock options	-	-	1,355	-	-	1,355
Dividends	-	-	-	(2,027)	-	(2,027)
Earnings	-	-	-	11,233	-	11,233
Other Comprehensive Income	-	-	-	-	173	173

Balance at December 31, 2007	78,476,856	275,450	8,525	11,531	173	295,679

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars)

		Year ended December 31,
	2007	2006	2005
	$	$	$
Cash flows provided by (used in) operating activities
Net earnings (loss) for the year	11,233	11,678	(8,495)
Items not affecting cash
Depreciation and amortization	11,037	6,041	380
Impairment of royalty interests in mineral properties	2,142	358	64
Amortization of deferred debenture costs	249	222	166
Accretion of debenture discount	736	657	492
Future income tax	(10,381)	(9,056)	(586)
Non-cash foreign currency loss (gain)	3,506	(19)	970
Stock-based compensation	1,355	960	4,992
Other	(849)	-	-
Changes in non-cash working capital
Increase in royalty receivables	(2,496)	(7,627)	(17)
Decrease (increase) in prepaid expenses and other current assets	122	(32)	(254)
Increase in accounts payable and accrued liabilities	23	739	610
Increase in income taxes payable	9,854	-	-
	26,531	3,921	(1,678)
Cash flows used in investing activities
Acquisition of royalty interests in mineral properties	(119,191)	(10,026)	(125,567)
Proceeds from the sale of royalty interests in mineral properties	6,000	-	-
Purchases of furniture and equipment	(8)	(67)	(132)
Other long-term assets relating to royalty acquisition	(17,878)	-	(75)
Proceeds from (investment in) short-term investments	-	1,779	(1,708)
Acquisition of investments	(157)	-	-
Decrease in other long-term assets	(55)	(211)	(111)
Restricted cash	(544)	1,493	(1,713)
	(131,833)	(7,032)	(129,306)
Cash flows provided by financing activities
Net proceeds from issuance of common shares	101,675	-	120,475
Net proceeds from unit offering	-	-	22,418
Proceeds from exercise of stock options	162	-	-
Proceeds from exercise of warrants	6,659	1,951	15
Payment of dividends	(2,027)	-	-
	106,469	1,951	142,908
Increase (decrease) in cash and cash equivalents	1,167	(1,160)	11,924
Cash and cash equivalents - Beginning of year	11,575	12,735	811
Cash and cash equivalents - End of year	12,742	11,575	12,735
Supplemental cash flow information (note 14)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

1	Nature of operations

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

During 2007 and 2006, approximately 95 and 94 percent, respectively, of the Company’s revenues were generated from the Voisey’s Bay Royalty (note 3). The Company is economically dependent upon the operator of the Voisey’s Bay property and the expected revenues there from.

2	Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and all of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements and notes thereto are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars, unless otherwise noted. As described in note 12, accounting principles generally accepted in Canada differ in certain respects from accounting principles in the United States.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include the carrying value of royalty interests in mineral properties and the calculation of the fair value of stock-based compensation and warrants. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect amortization of royalty interests in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

(1)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

Royalty taxes

Voisey’s Bay royalty revenues are subject to the Mining and Mineral Rights Tax Act of Newfoundland and Labrador of 20%, which is recognized at the time of revenue recognition. Since the Company is ultimately obligated to pay this tax, the revenues received are reported gross, before the Mineral Rights Tax.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common stock equivalents.

The effect of the outstanding warrants and stock options (note 9) are not included in the computation of diluted loss per share during 2005 as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid money market securities and investment deposits, with maturity dates of less than three months at the time of acquisition and which are readily convertible into cash.

Cash and cash equivalents are designated as “held for trading” and are measured at carrying value which approximates fair value due to the short-term nature of these instruments.

(2)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Royalty interests

Royalty interests include acquired royalty interests in production stage, development stage, feasibility stage, and exploration stage properties. The royalty interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument.

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on development, feasibility and exploration stage mineral properties are not amortized. At such time as the associated mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Investments

Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Equity investments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Investments classified as held-to-maturity are measured at amortized cost using the effective interest method.

Furniture and equipment

The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in feasibility and exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

(3)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Financing charges

Financing charges related to the issuance of the Senior Secured Debentures have been recorded as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures using the effective yield method (see below).

Senior Secured Debentures

Proceeds from the Unit Offering (note 7) were allocated into debt and equity components based upon their respective fair market values. The carrying value of the Senior Secured Debentures is being accreted to their maturity value through charges to interest expense over the expected life of the Debentures based on the effective yield method.

Stock options

The Company determines the fair value of awards to employees using the Black-Scholes valuation model. The fair value of the stock options is recognized as compensation expense over the vesting period of the related option.

Financial Instruments

Effective January 1, 2007, the Company adopted CICA Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

The adoption of Section 3855 had an impact on the January 1, 2007 balance sheet of the Company. Financing charges related to the senior secured debentures (the “Debentures”) of $1,257,000 (net of amortization) at December 31, 2006 previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective interest rate method. Upon adoption of Section 3855, the Company’s new policy regarding these finance charges is to record these charges as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method. The adjustment was reported as a reduction of the opening balances in other assets and senior secured debentures as of January 1, 2007.

Comprehensive Income

The Company has adopted CICA Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments, which are not included in net earnings (loss) until realized.

(4)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Recent accounting pronouncements

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company's financial statements.

Section 1535 – Capital Disclosures – This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3064 – Goodwill and Intangible Assets – This section replaces CICA 3062 “Goodwill and Intangible Assets” and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expenses as incurred. This section is effective as of January 1, 2009.

Section 3862 – Financial Instruments – Disclosures – This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

(5)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

3	Royalty interests

		December 31, 2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Production stage
Voisey’s Bay	225,726	(15,314)	210,412
Southern Cross	2,544	(1,196)	1,348
Williams Mine	2,168	(1,240)	928
Meekatharra – Yaloginda	697	(26)	671
Other	79	(9)	70

	231,214	(17,785)	213,429

Development stage
Pascua	56,513	-	56,513
Las Cruces	42,144	-	42,144
Gwalia	3,546	-	3,546
Belahouro	817	-	817
Other	293	-	293

	103,313	-	103,313

Exploration / Feasibility stage
Pinson	4,086	-	4,086
Aviat One	2,211	-	2,211
High Lake	2,007	-	2,007
Horizon	1,530	-	1,530
Tarmoola	1,486	-	1,486
South Laverton	912	-	912
Gold Hill	660	-	660
Other	4,105	-	4,105

	16,997	-	16,997

	351,524	(17,785)	333,739

(6)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

		December 31, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Production stage
Voisey’s Bay	225,726	(5,091)	220,635
Southern Cross	2,544	(655)	1,889
Williams Mine	2,168	(1,038)	1,130
Other	32	(5)	27

	230,470	(6,789)	223,681

Development stage
Gwalia	3,546	-	3,546
Meekatharra - Yaloginda	1,421	-	1,421
Belahouro	817	-	817

	5,784	-	5,784

Exploration / Feasibility stage
Aviat One	2,211	-	2,211
Tarmoola	1,486	-	1,486
South Laverton	912	-	912
Pinson	820	-	820
Other	5,274	-	5,274

	10,703	-	10,703

	246,957	(6,789)	240,168

During the years ended December 31, 2007, 2006 and 2005, the Company recorded $10,996,000, $6,005,000 and $363,000, respectively, in amortization expense.

Royalty Acquisitions

Rio Tinto Royalty Interests

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for $61.5 million in cash, plus a potential contingency payment. In addition to the royalties on the Las Cruces and Avebury projects, the acquisition includes three feasibility-stage and 11 exploration-stage royalties.

This transaction is scheduled to close in two parts. The acquisition of the eleven non-Australian royalties of the agreement closed on December 21, 2007. The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) (the “Australian Royalties”) will close upon receiving approval

(7)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

from the Australian Foreign Investment Review Board (see note 15) and upon resolution of outstanding rights of first refusal (see below). The Company paid the full acquisition cost of $61.5 million to Rio Tinto on December 21, 2007. The total cost allocated to the Australian Royalties of $17.1 million (including acquisition costs) are included in other assets as of December 31, 2007 and will be transferred to royalty interests in mineral properties upon closing. If for any reason the Australian Royalties do not close, Rio Tinto will return $16.5 million to IRC.

Operators on two of the royalties (Bell Creek and Merlin) have first rights of refusal which are currently under consideration. The operator of Avebury and Melba Flats asserts that it is entitled to a right of first refusal on the royalties. The Company believes that this is not the case. Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, the Company will make a contingency payment to Rio Tinto of $0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

A summary of all of the royalties (to be) acquired and the allocated acquisition costs of $61.710 million, including acquisition costs of $210,000, are listed in the table below:

				Cost Allocation
Project	Royalty	Status	Commodity	($ in thousands)

Las Cruces	1.5% NSR	Development	Copper	42,144
Avebury	2.0% NSR	Development	Nickel	12,442
Bell Creek	AU$1.00/$2.00/t	Feasibility	Nickel, Copper	4,014
High Lake	1.5% NSR	Feasibility	Copper, Zinc, Silver, Gold	2,007
Merlin	1.0% GOR	Exploration	Diamonds	502
All other		Various	Various	601

Total				61,710

Goldcorp Royalties

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp”) for US$4.0 million in cash. These four royalties include:

    An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada. Barrick Gold Corporation is currently completing feasibility studies on the Pinson project at a cost of $30 million, expected to be completed by April, 2009.
    A 0.63% NSR royalty that covers a portion of the Gold Hill Deposit located in Nevada. This Barrick Gold / Kinross Gold project is in the pre-development stage with mine and construction planning estimated to attain production in 2009 or 2010.
    A 0.526% working interest in one well and a 2.612% working interest in two oil wells, located in Sheridan County, Montana.
    A 4.00% NSR royalty on Radius Gold’s Tambor gold property in Guatemala.

(8)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Pascua Royalty Interests

Over a series of transactions during 2007, IRC acquired a 32.1% interest in the Pascua Royalty from a Chilean family. The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation. The total cost of the acquisitions was $56.5 million in cash and transaction costs. In addition, IRC will make a one time payment of $4.0 million if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and additional payments totalling $6.4 million if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production. The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalties will revert to the sellers (except with respect to the royalty interest obtained in the first closing (a 7.65% interest, or 23.8% of the total royalty acquired) IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced). IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the remaining closings that would otherwise revert to the original royalty sellers, for up to $6.4 million. The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce. The royalty remains at 3.15% at gold prices above $800 per ounce.

Horizon and Belcourt Coal Royalty Interests

In April 2007, the Company agreed to acquire from private parties royalties on the Belcourt and Horizon metallurgical coal projects located in north eastern British Columbia. The Horizon interest was closed in April for $1.5 million and represents a 0.5% gross royalty on coal sales revenue from the future Horizon Mine. The Belcourt piece of the acquisition closed in January 2008 for $500,000. The Belcourt royalty is a .103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project. In addition, the Company has agreed to make an additional $.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Western Australian Royalties

On June 12, 2006 the Company acquired a Western Australian gold (“WAu”) royalty for $10.0 million in cash from Resource Capital Fund III L.P. (“RCF”), a mining focused private equity fund. The WAu royalty is a 1.5% net smelter return (“NSR”) and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. The acquisition was effective as of January 1, 2006. Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty. The transaction cost, including acquisition costs of $853,000 and less the royalty payments noted above, was allocated to the projects as follows:

(9)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

		Cost
(in thousands of $)		allocation
Project	Operator	$
Southern Cross	St Barbara Limited	2,544
Tarmoola	St Barbara Limited	1,486
Gwalia	St Barbara Limited	3,546
Yaloginda	Mercator Gold PLC	1,421
South Laverton	Saracen Mineral Holdings, Ltd.	912
Other	Terrain, Mercator	322
		10,231

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets at December 31, 2007 and 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction. Should the transaction not close, the cash will revert back to the Company and the shares will be retired.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

Limpopo

On May 15, 2007, the Company announced an agreement to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approvals. The agreement calls for consideration of $13.0 million in cash, and applies to two royalties on Lonmin Plc’s (“Lonmin”) Limpopo PGM project, located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.

(10)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements (see note 15).

Impairments

During the year ended December 31, 2007, the Company impaired royalties on five diamond exploration properties, Jubilee, Bear, Peregrine, Jewel and Repulse Bay totaling $1,418,000 due to the operators’ actual, or stated intent to drop these properties. The Company also recorded a partial impairment of the Yaloginda property in Western Australia of $724,000 after concluding that the payable ounces on the project were less than originally estimated.

4	Investments

Investments as of December 31, 2007 and 2006 consisted of:

		December 31,
	2007	2006
	$	$

Preferred Rocks of Genoa Holding Company, LLC	6,053	-
Investment in New Horizon Uranium Corporation	1,052	-
Other	139	-

	7,244	-

Preferred Rocks of Genoa Holding Company, LLC

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The Royalty was styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which intends to produce a range of high-quality industrial sand products.

The project began production in the second quarter of 2007, but has experienced problems in reaching targeted output levels. Reasons for the delays center on unforeseen technical issues related to the plant design and equipment. Resolution of these technical issues was stalled by on-going disputes between the former owners of Legacy. To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the Manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project. A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac and other products.

To enable the sale and new investment, the Company has restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 tons produced annually for a period of 12 years and a 2% gross

(11)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

royalty thereafter, as well as a security interest in the sand lease. Accordingly, on December 24, 2007, the Company and the Buyer completed the following restructuring of its interest in Legacy:

The Company received the following:

o	$6.0 million in cash,

o	a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

o	a residual net profits interest of 5.25% in the restructured Legacy project.

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost. There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment will be measured at cost.

New Horizon Uranium Corporation

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations. In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU. On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation). Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company. This transaction was recorded as a gain on the Company’s books in the second quarter of 2007 in the amount of the initial value of the shares of $849,000 as of April 12, 2007 and is included in other revenue in the consolidated statements of operations.

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value. The unrealized gain on the investment of $173,000 (net of taxes of $30,000) has been recorded as comprehensive income during the year ended December 31, 2007. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes.

(12)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

5	Other long-term assets

Other assets as of December 31, 2007 and 2006 consisted of:

		December 31,

	2007	2006
	$	$

Acquisition costs related to the Australian royalties acquired from
Rio Tinto (note 3)	17,058	-
Deferred amounts relating to pending royalty acquisitions (note 3)	835	835
Note receivable - South American Metals (note 10)	810	-
Financing costs related to issuance of the Debentures, net of
amortization of $388 in 2006 (note 7)	-	1,257
Other	484	346

	19,187	2,438

The note receivable from South American Metals is classified as held-to-maturity and has been initially recorded at its fair market value, which approximates its original cost. This note will be measured at amortized cost using the effective interest method (note 10).

6	Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007. The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee of 1% per annum on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

(13)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)

(figures in tables in thousands of dollars)

7	Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account. These payments were made from this account on August 31, 2005, February 28, 2006 and August 31, 2006. Interest paid by the Company for the years ended December 31, 2007, 2006 and 2005 was approximately $1,459,000, $1,455,000 and $721,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	December 31, 2007		December 31, 2006
	CA$	US$	CA$	US$
Senior Secured Debentures payable	30,000	30,582	30,000	25,743
Unaccreted discount	(3,667)	(2,979)	(4,583)	(3,715)
Unaccreted financing charges (note 2)	(1,240)	(1,008)	-	-
	25,093	26,595	25,417	22,028

The Company’s contractual obligation for future principal payments is one lump sum payment of $30,582,000 to be made on February 22, 2011. The obligation is denominated in CA$. The Debentures as of December 31, 2007 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$1.0194, the exchange rate as of December 31, 2007. The Debentures as of December 31, 2006 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$.8581, the exchange rate as of December 31, 2006.

8	Income taxes

During 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011. On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012. As a result of these changes, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $7,042,000 during the year ended December 31, 2007.

Effective April 1, 2006 the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0% . In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010. As a result of these changes, and the Company’s permanent

(14)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

establishment in Alberta, the Company has reflected its future tax liabilities at the new enacted rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 32.12% (32.12% in 2006 and 33.62% in 2005) to earnings (loss) before income taxes as follows:

		Year ended December 31,

	2007	2006	2005
	$	$	$

Earnings (loss) before income taxes	9,664	2,622	(9,074)

Expected income tax expense (recovery)	3,104	842	(3,051)
Tax effect of:
Change in valuation allowance	-	-	(305)
Change in income tax rates	(7,042)	(9,707)	-
Stock-based compensation	435	308	1,678
Debenture discount	-	-	818
Foreign currency	1,993	(113)	29
Other	(59)	(386)	252

	(1,569)	(9,056)	(579)

At December 31, 2007, the Company has unused Canadian net operating losses of approximately $33,575,000, which expire as follows:

$

2010	704
2011	1,110
2012	7,193
2013	7,469
2014	17,099

(15)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The Company has recorded a future income tax liability as a component of the cost of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Future tax (assets) liabilities include the following components:

		December 31,
	2007	2006
	$	$
Royalty interests in mineral properties	57,553	66,616
Deferred income	4,850	3,546
Share issue costs	(2,805)	(2,144)
Deferred gain on Legacy transaction (note 4)	(783)	-
Net operating loss carry-forward	(8,245)	(4,065)
Other	(68)	195
	50,502	64,148

9	Shareholders’ equity

Activity in Common Shares was as follows:

	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
		$		$		$
Outstanding - Beginning of year	58,008,448	166,173	57,027,568	164,176	5,849,433	2,058
Shares issued in connection with the
IPO (net of issuance costs)	-	-	-	-	37,790,698	124,253
Shares issued in connection with unit
offering (net of issuance costs)	-	-	-	-	1,395,360	4,588
Shares issued for the purchase of
royalty interests in mineral
properties (note 3)	-	-	-	-	8,896,895	31,015
Shares issued in connection with the
unit offering (net of issuance costs)	8,334,000	34,831	-	-	-	-
Shares issued in connection with the
offering (net of issuance costs)	10,400,000	67,246	-	-	-	-
Exercise of warrants issued in
connection with unit offering	751,630	4,710	-	-	-	-
Exercise of financing warrants	469,042	1,207	75,858	202	1,620	4
Exercise of initial financing special
warrants	-	-	-	-	2,550,000	1,319
Exercise of compensation special
warrants	-	-	-	-	308,000	159
Exercise of compensation warrants	89,736	68	-	-	-	-
Shares issued into escrow (note 5)	-	-	-	-	218,023	760
Exercise of Williams mine warrants	384,000	988	566,000	1,518	-	-
Exercise of stock options	40,000	227	-	-	-	-
Other activity	-	-	339,022	277	17,539	20
Balance - End of year	78,476,856	275,450	58,008,448	166,173	57,027,568	164,176

(16)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount
Balance at December 31, 2006	$-
Comprehensive income	173
Balance at December 31, 2007	$173

A summary of comprehensive income and retained earnings was as follows:

	December 31,	December 31,
	2007	2006
Unrealized gains on available for sale investments	$203	$-
Future tax effect on unrealized gains	(30)	-
Total comprehensive income	173	-
Retained earnings	11,531	2,325
	$11,704	$2,325

Offerings

On February 12, 2007 (the “Closing Date”), the Company completed a unit offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and expenses of the offering was CA$42,118,000, or $35,659,000. The Company has allocated the net proceeds of the offering between the Common Shares and the Warrants based upon their relative fair values on the Closing Date. The fair value of the warrants were determined using the Black-Scholes Option Pricing Model, with an assumed risk free interest rate of 4.0% and expected price volatility of the Company’s Common Shares of 38%.

On November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share. Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000, or $66,017,000.

Compensation Special Warrants and Compensation Warrants

In August 2003, the Company issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent in a private placement. Each Compensation Special Warrant allowed the holder to acquire one Common Share for no additional consideration and was recorded at a total value of $159,000. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the

(17)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005. The Compensation Warrants were valued at $36,000. As of December 31, 2007, all Compensation Warrants have been exercised.

Unit Offering Warrants

In connection with the offering completed on February 12, 2007 (the “Closing Date”), the Company issued 4,167,000 warrants (“Warrants”) to purchase common shares of the Company at a price of CA$6.50 per Warrant for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.50 for 20 consecutive trading days. During 2007, the Company received net proceeds of $4,654,767 from the exercise of 751,630 Warrants.

Outstanding warrants were as follows:

	December 31, 2007		December 31, 2006
	Number	Amount	Number	Amount
		$		$
Warrant
Financing warrants	-	-	473,090	14,122
Williams mine warrants	-	-	384,000	11,463
Compensation warrants	-	-	85,688	6,856
Unit offering warrants	3,415,370	1,281,816	-	-

	3,415,370	1,281,816	942,778	32,441

Stock options

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price and vesting period of any option granted is fixed by the Board of Directors of the Company when such option is granted.

All options are non-transferable. The term of the options is at the discretion of the Board of Directors, but may not exceed 10 years from the grant date. The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the option holder ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. The aggregate number of Common Shares in respect of which options have been granted and remain outstanding under the Plan shall not at any time exceed 10% of the then issued and outstanding Common Shares, or exceed 5% of such amount to any one optionee.

During 2007, the Company received proceeds from the exercise of 40,000 stock options totalling $162,000.

(18)

International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The following table presents the composition of options outstanding and exercisable as of December 31:

	2007		2006
	Options	Price*	Options	Price*

Outstanding, beginning of year	5,102,000	4.31	3,978,000	4.19
Granted	562,000	5.81	1,124,000	4.76
Forfeited/cancelled	(50,000)	4.46	-	-
Exercised	(40,000)	3.75	-	-

Outstanding, end of year	5,574,000	4.47	5,102,000	4.31

* Price reflects the weighted average exercise price in Canadian dollars.

The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model. The Company recognized stock-based compensation expense of $1,355,000 in 2007, $960,000 in 2006 and $4,992,000 in 2005 which is recorded in general and administrative expense.

				December 31,

		2007		2006

Valuation assumptions:
Risk free interest rate		4.5%		4.1%
Expected dividend yield		.5%		Nil
Expected price volatility of the Company’s Common Shares		44%		38%
Expected life of the option		3.5 years		3.5 years

Options granted		562,000		1,124,000
Weighted average exercise price	CA$	5.81	CA$	4.76
Vesting period		3 years		3 years
Weighted average fair value per stock option		$2.22		$1.39

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

The following summarizes stock options outstanding as of December 31, 2007:

Exercise price	Number	Remaining	Number
CA$	outstanding	contractual life	exercisable

3.67	50,000	2.5 years	50,000
3.75	978,000	2.9 years	652,000
3.97	100,000	2.3 years	100,000
4.27	50,000	3.8 years	16,667
4.30	2,510,000	2.2 years	2,510,000
4.80	300,000	2.2 years	300,000
4.80	1,024,000	3.9 years	341,333
5.81	562,000	4.9 years	-

	5,574,000		3,970,000

10	Related party transactions

Effective January 31, 2007, an officer and director of the Company (the “Officer”) resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities. The Officer will be retained as a consultant to the Company. As part of his resignation agreement, the officer has guaranteed the repayment of a promissory note from South American Metals (note 5) ($810,000 at December 31, 2007). The guarantee is secured by the pledge of certain of the officer’s shares and stock options of the Company.

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005. The terms of the sublease were the same as the original underlying lease. Rent expense under the sublease during 2005 was $10,000.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2007 and 2006.

11	Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, restricted cash, royalty receivables and accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments. The fair value of the Debentures as of December 31, 2007 and 2006 was approximately $28,400,000 and $23,900,000, respectively.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

Interest expense

Details of interest expense were as follows:

(in thousands of US$)		December 31,
	2007	2006	2005
Accretion of debenture discount and financing charges	$984	$880	$659
Cash interest expense	1,805	1,458	1,167
Commitment and standby fees	961	-	-
	$3,750	$2,338	$1,826

12              Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian generally accepted accounting principles (Canadian GAAP) varies in certain significant respects from the principles and practices generally accepted in the United States (US GAAP) in general. As required by the United States Securities and Exchange Commission (the “SEC”), the effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

Adjustments to the statement of operations are as follows:

	Year ended December 31,
Expressed in thousands of U.S. dollars, except per share amounts	2007	2006	2005
	$	$	$
Earnings (loss) for the year under Canadian GAAP	11,233	11,678	(8,495)
Derivative mark-to-market adjustments (a)	201	(2,907)	(2,254)
Earnings (loss) for the year under US GAAP	11,434	8,771	(10,749)
Earnings (loss) per common share
Basic	0.17	0.15	(0.22)
Diluted	0.16	0.15	(0.22)

Adjustments to the balance sheet:

		December 31,
	2007	2006
Expressed in thousands of U.S. dollars	$	$
Total liabilities reported under Canadian GAAP	88,803	88,248
Derivative for share purchase warrants (a)	400	2,562
Total liabilities reported under US GAAP	89,203	90,810
Shareholders’ Equity reported under Canadian GAAP	295,679	174,483
Derivative for share purchase warrants (a)	(400)	(2,562)
Shareholders’ Equity reported under US GAAP	295,279	171,921

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

a)	Share purchase warrants

The SEC has recently provided guidance to their interpretation of the US accounting rules contained in the Statement of Financial Accounting Standards 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities as it relates to the accounting treatment for the Company’s share purchase warrants under US GAAP.

Under Canadian GAAP, share purchase warrants are accounted for as equity. Recent examples of the SEC’s interpretation of SFAS 133 requires that when a Company's share purchase warrants have an exercise price denominated in a currency other than a company's functional currency, those share purchase warrants must be marked to fair value with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases). Upon exercise, the relevant liability is transferred to common shares.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the warrants with the following assumptions:

		December 31,

	2007	2006

Risk free interest rate	3.8%	4.1%
Expected dividend yield	.5%	Nil
Expected price volatility of the Company’s Common Shares	44%	38%
Expected remaining life of the warrants	0.6 years	0.1 years

The Financial Accounting Standards Board ("FASB") has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

b)	Recent accounting pronouncements

U.S. GAAP Standards

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures regarding fair value measurements. This Statement is applicable whenever another standard requires or permits assets or liabilities to be measured at fair value, but it does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB staff issued FASB Staff Position FAS 157-2 (“FAS 157-2”) which defers the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of FAS 157 to fiscal years beginning after November

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

15, 2008, for items within the scope of FSP 157-2. The Company is in the process of determining the impact, if any, the adoption of FAS 157 will have on its consolidated financial position or results of operations, but does not believe the impact will be material.

In September, 2006, the FASB issued Statement 159 “Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company does not expect the adoption of SFAS 159 to have a material impact on the Company’s consolidated results of operations or financial position.

13	Segment information

The Company operates in one industry segment, with all revenue from mineral royalties.

14	Supplemental cash flow information

		December 31,
	2007	2006	2005
	$	$	$
Cash paid for interest	2,766	1,458	1,167
Cash paid for taxes	-	-	-
Transfer from royalty interest in mineral properties
to investments	6,035	-	-

Cash and cash equivalents as of December 31 consists of the following:

	2007	2006
	$	$

Cash in bank	776	2,019
Short-term deposits	11,966	8,424
Banker acceptance	-	1,132

	12,742	11,575

The effective interest rate on short-term deposits and banker acceptance amounts was 4.0% and have an average maturity of 7 days.

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International Royalty Corporation
Notes to Consolidated Financial Statements
December 31, 2007 and 2006

(expressed in U.S. dollars)
(figures in tables in thousands of dollars)

15	Subsequent events

On February 26, 2008, the Company received approval from the Australian Foreign Investment Review Board regarding the Western Australia royalties acquired from Rio Tinto on December 21, 2007 (Note 3).

On February 29, 2008, the Company’s Board of Directors declared a dividend of US$0.015 per share. The dividend is payable to shareholders of record on March 14, 2008 and will be paid on or about March 31, 2008.

On March 10, 2008, the Company announced that it has made the decision to terminate the Limpopo letter of intent (discussed in Note 3) due to an unsatisfactory resolution to certain title issues.

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